

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Christopher Noyes
Senior Vice President and Chief Financial Officer
Liberty Latin America Ltd.
2 Church Street,
Hamilton, Bermuda HM 11

> **Re: Liberty Latin America Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 19, 2020**
> **File No. 001-38335**

Dear Mr. Noyes:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology